Filed by CenturyLink, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a–12

of the Securities Exchange Act of 1934

Subject Company: Level 3 Communications, Inc.

Commission File No.: 001-35134

The following is a transcript of the 2016 Wells Fargo Technology, Media, & Telecom Conference joint session by CenturyLink, Inc. and Level 3 Communications, Inc.:

CenturyLink

November 10, 2016

10:30 AM EST

Jennifer Fritzsche:	Thank you everyone. We are really excited here to have a unique presentation and hot off the presses. We have CenturyLink and Level 3. To my far left, Stewart Ewing, the CTO — CFO — excuse me, of CenturyLink. And to my immediate left, Sunit Patel, the CFO of Level 3. So welcome, gentlemen. Thanks for joining us.

A lot of news. It seems like the news flow is fast and furious. So maybe Stewart, starting with you. Was it announced officially on Halloween? Am I right? Okay, Halloween. Just diving into the $34 billion acquisition of Level 3, I guess from the CenturyLink standpoint, why the timing makes sense right now. Could you discuss the broader strategy for legacy CenturyLink and how you’re going after the — I assume this is really all about enterprise. And then we’ll bring Sunit in.

Stewart Ewing:	It certainly is all about enterprise and we’re really excited about this, and we think this is one of the best acquisitions we’ve ever made. It has more potential probably than anything else we’ve ever done. With the enterprise customer base that CenturyLink has, combined we’ll be connected to 75,000 buildings. We’ll be able to offer our larger enterprise customers a much-expanded network than what we have available today in over 60 countries, which we think that will drive revenue synergies, which we don’t have built into the models. But we’re confident that where we’re the second or third provider in an account today, they may be the second or third provider. It gives us a chance to step up to be the number one provider in just a number of our large ep customers.

Because we’ll be second to AT&T in terms of the revenue that we have from an enterprise standpoint, and we’ll be the only company in the industry that’s really focused on enterprise because 75% of our revenue, if you exclude some of the CAF-II monies and regulated revenue that we receive, will come from enterprise customers. So it will be laser focused for us. About 25% will continue to come from the consumer standpoint. So we think that the scale that this creates is just incredible. It creates really growth opportunities for our companies together.

With respect to the other advantages of the deal, the synergies, $850 million of OpEx synergies, which is about 5% of cash OpEx, which is in line with what we’ve experienced in the past and been able to overachieve on in terms of the acquisitions of Qwest and Embarq. These folks have done a great job, too, of their acquisitions of Global Crossing and Time Warner Telecom, been able to achieve all their synergies.

So you’re getting management teams that have been accustomed to basically putting together companies and going with best of breed systems, best people and moving forward. Additionally, the almost $10 billion of net operating loss carryforwards that Qwest brings — that Level 3 brings — as we’re working through the end of the Qwest NOLs that we had will help reduce our cash tax exposure about $650 million to $675 million a year, which the combination of the synergies, the cash tax reductions, as well as the growth that we expect to see in the future will further protect CenturyLink’s dividend. We’ll reduce our dividend payout ratio about 10 points during the first year. As you get out three or four years, it will reduce our dividend payout ratio to about 60% or so, without the tax benefits, maybe 70% four years out.

So again, puts a lot of comfortable cushion in with the dividend payout ratio that we have. And lastly, we think that really, this combination just from a strategic standpoint, positions us to be able to compete long-term as a low cost provider because of the way (inaudible) built their network and other networks that Level 3 has built over the years. In terms of the spare conduit and innerduct that they have, it enables you to be able to build network and overbuild your network without putting a plow on the ground, which is expensive, which will allow us, we believe, to be cost competitive with anyone going forward.

So we’re really excited about this. We think it will be a great combination and although we’ll lever up to about four times debt to EBITDA initially, 3.7 times if you include run rate synergies, it de-levers fairly quickly with free cash flow down to about three times debt to EBITDA within about 3.5 to 4 years, which we’re leaving three times debt to EBITDA as our financial target, which is what it’s been in the past.

So overall, just a very powerful combination, we believe, that will serve all of our constituents well in the future, whether it be our shareholders, our bondholders, our employees, and our customers.

Jennifer Fritzsche:	Sunit, I’m going to say the same question to you because I think, at least the investor questions I’m getting is they totally get it on the CenturyLink side, tax issues, more fiber, brings growth in. So that was maybe on the worry list for CenturyLink that’s all — every box is checked with the Level 3. On the other side of it, I think you were paid a huge premium, so 43%. You can’t really ask for more than that but as you look at what — I think there’s some confusion as to what CenturyLink brings to Level 3.

Sunit Patel:	Sure. So ultimately, I mean as you’ve looked at our history and you’ve looked at their history and you’ve looked at the industry, consolidation has been the name of the game. It’s about scale and I think that the thing that excited us the most is this combination really awards us all — we’re sort of number three and four and this is a number two position, and we think that really matters from — in several degrees. I think one is what Stewart was talking about in terms of your market share with customers and how with the size and the breadth and the depth of your network, your ability to gain more market share improves, we think, as a result of the combination.

The other reason is that our ability to invest capital not just for margin improvement but to gain new business and invest capital in high returns improves by a lot. Because when you look at the combined footprint, we’re close — we become closer to the enterprise customer set more than any other carrier. And I think that is a big plus, which means you can extend your network at a cheaper price on an incremental add than anyone else can, which means you can be more aggressive pursuing business in the enterprise space.

Finally, also the larger scale that we have as a company. As we look longer term, whether we want to expand more outside the U.S. as being a larger enterprise allows you to do bigger things and move at a faster pace than we would have been able to just on a standalone basis. So we think, from our shareholders’ perspective, yes, the premium is good. There’s a lot of cash return back to our shareholders but at the same time, both the equity and the market cap or both the companies’ equity market cap was about the same, or around there, and our shareholders end up with about half of the combined company.

So we think that there’s all the financial benefits that Stuart mentioned but then when you look out longer term, the strategic benefits are pretty meaningful, we think, to our customers and then also to our shareholders and debtholders.

Jennifer Fritzsche:	Is the timing also right, because you made the point you went from three and four to now you’re going to leapfrog to number two in a pretty significant way. And you could argue, maybe number one and three are focused more on wireless or the consumer, those two obviously being AT&T and Verizon. Was that part of the thought too, right now, the timing? Well, maybe the economy is getting better and there’s maybe distracted other players.

Sunit Patel:	Well, to your point, it’s clear just with the previous presenters here that they have bigger things to focus on with respect to wireless and consumer, whether it’s through content or other means. And so that’s where the bulk of their management attention and capital expenditures are going towards. And also, in our case more than 75% of the revenues from the enterprise also side, in their cases, it’s around 20%. So it flip flops the other way, which we think that from our customer’s perspective that’s a clear message that our business is your business. We don’t have — we’re not as distracted as they are.

Jennifer Fritzsche:	Can we talk a little bit about the regulatory process? Obviously, when the deal was announced on Halloween, we didn’t know the outcome of Tuesday. So a lot has changed in 11 and 12 days. As you look — you’re going to need FCC approval, DOJ approval, State approval. How do you look — I mean you’ve given a timeframe of late 2017 to close. Does that seem maybe aggressive if only we might have different people in each of these roles and then you’re essentially talking about maybe a six to nine month approval when the correct whoever is going to be the set of eyes looking at this? Or do you feel comfortable even in light of the election?

Stewart Ewing:	So we still feel comfortable that we should be able to get the approvals done in that period of time. From a standpoint of the FCC, we think that the change there will potentially be positive. From the standpoint of the speed, hopefully, at which the deal can get approved. The Department of Justice, you don’t know. I mean we went through this many times in the past, in Minneapolis, for instance, when — where we were at [CLAC] and Qwest was (inaudible). We ended up giving service to the CLACs where we had the only two building interests in still building for a period of time (inaudible) right.

So we’ll work through things like that. The state regulatory approval process, which should not be as onerous as a change in control of [OLEC], which we had in conjunction with Embarq and Qwest. So we believe that approval process should go fairly smooth and hopefully, I mean we’re shooting for a September 30 closing. Hopefully, maybe we can beat that a little bit.

Jennifer Fritzsche:	September 30, 2017?

Stewart Ewing:	Right.

Jennifer Fritzsche:	Okay. Got it. Maybe just honing in onto each of your fundamentals, also when you reported this deal you announced third quarter results. Maybe Sunit, starting with you, topline North America growth has continued to be softer than the last two quarters. At the high end of the pyramid, enterprise everything seems fine. It’s at the lower end, can you talk a little bit about what you’re seeing there and who — is cable coming on strong or is it self-created issues you want to control internally?

Sunit Patel:	I think the key message on the low end where we provided additional disclosure to show how we are doing in the customers that are less than $2,000 a month in revenue, which is just 5% of the enterprise business for us in North America, but that’s where the bulk of the decline or the weakness came through. Predominantly those issues were self-inflicted, as we explained on the call, as a result of several decisions that we made over the last year that we are now, as we step back and thought about our results in the second quarter, we announced — Jeff discussed several initiatives we’ve taken to address that.

I think I’d just summarize it and say, one, we were trying to push those customers into — from legacy services to new services, technology adoption if you like, a little too aggressively under the thesis that you get higher speed, you might pay higher prices. They weren’t ready. They didn’t want to do that. That hurt us. We moved a lot of customers that were covered, generally legacy TW Telecom customers that were covered from a field sales force perspective. It moved them to an inside sales force. The way and manner in which we did that, we didn’t do a good job of that. So we broke the relationship a little with them.

We also had more turnover in the TW Telecom sales force last year as we tried to push them to go off market. Some of them weren’t comfortable with that so we covered quite a bit of turnover, so I think we’re paying for that. Having said that, with some of the initiatives we announced, we’re pretty confident that over the next few quarters, we will see that part of the revenue base turn around and that’s what we are focused on driving.

Jennifer Fritzsche:	A large part of this deal is about combining [sync time] fiber assets. There are other models out there that have been, I’d say, more enthusiastic maybe on the dark fiber model. Can you talk about, together, if that’s something you would consider doing in a more meaningful way? Because you clearly have the access to do it.

Sunit Patel:	Sure. I’ve talked to a lot of customers just in the last week but in general, I would say as we’ve said for a while, we are in the dark fiber business. It is a growing business for us.

Jennifer Fritzsche:	Is it 8% to 9% of CMS?

Sunit Patel:	Yes, it’s about 5% but I mean we are a broad-spectrum company with overall profits and services. Dark fiber as a solution works for a certain narrow band of customers that are pretty large and have the scale and the resources to manage lighting that up and looking after that. So it doesn’t really, most of the market for our customers, enterprise customers, not really looking for dark fiber solutions.

But for the ones that are, I think that we have found that to be a valuable thing to be able to do for our customers and generally, we’ve grown our relationships with those customers. So I think that we will continue to do that. It’s core to our business. Don’t see us changing our focus there.

Stewart Ewing:	I agree.

Jennifer Fritzsche:	Stewart — consumer. You have — with the pro forma company, consumer OB is like less than 20%, am I right, of total revenue, 25%?

Stewart Ewing:	20%, 25%.

Jennifer Fritzsche:	How do you need some big broadband pushes, and I think top 25 markets. I guess one question, is that still — has anything changed with this deal? Is that still very much on target? And then secondly, what are your thoughts on consumer long returns? Some have presented the idea should they spin it out or — I mean that is a nice cash contributor.

Stewart Ewing:	It is a nice cash contributor and no, we’ve not changed our investment plans. So we still expect in our top 25 markets by the end of 2019 to have 90% of our customers to have 40 meg or better, 70% to have 100 meg or better, and 20% to have a gig or better. So — and we will use the most effective, efficient technologies to get to the customers based on the current state of our network.

And we think that with those speeds such as that, we’ll be able to move to positive growth in terms of broadband customers. We also have an over the top product that we’re rolling out in first quarter which will hopefully — our intent there is to really not make a lot of margin on that because of the content cost, but actually be able to pull through more broadband customers with that service.

So we still believe in the consumer business. We believe it’s a good viable business for us. Our focus right now is on getting this transaction closed and through the processes that we need to go through, get the integration done, and you can always address the consumer business at some point in time in the future if you find it necessary to do so.

Jennifer Fritzsche:	Could you make the case that — because 20% with one gig service is a lot, but I guess some would say, yes, but Comcast is tripling their one gig connection. Does it worry you that cable is going so hard and fast that they’re not slowing down? Or I guess a separate point, once you get the Level 3 assets, does that make your move that much easier because you can have all these laterals of which to pull from?

Stewart Ewing:	So a couple things really. One, we’ve always competed at a speed discount or deficit to the cable companies and — but we’ve always been successful. We’ve had two quarters here where we’ve lost customers but we think there’s reasons for that and we’re going to turn that around. But we believe we can grow this business going forward. We don’t believe you need a gig at your home to be able to have an adequate service. We believe 40 meg is good.

We believe 80 meg is good. I mean 80 meg for a Brady Bunch type family that uses a lot of bandwidth works from the standpoint of the research that we’ve done and it’s just a matter of marketing to the customers and being able to convince them that with that speed, with 80 meg, that basically it’s more or less a dedicated service. It’s not shared like the cable company service is, that basically we can outperform them from a network perspective, even though they may be advertising higher speeds.

So we believe in that business going forward. We think what we’re doing with the network is vital to us, being able to continue to attract consumer customers.

But we think — and it pays benefits to on the small and midsized business customers that we have to that are in our market that will benefit from the upgrades that we’re doing.

Jennifer Fritzsche:	And you mentioned turning subscriber growth around. Can you talk a little bit about the drivers there? Also wanted to bring up can you give us an update of where you are in CAF rollout and timing there?

Stewart Ewing:	With respect to the CAF-II rollout, we will meet all the commitments that we have to the FCC. So we’ll get 40% of the homes built, the 1.2 million homes built by I think it’s the end of 2017 that we have to get that done. So we will — we’re on pace to get that done between the work that we’re doing this year and next year. We have went out early last year and really lined up contractors to do all the work because we knew that there would be a push from a construction standpoint and a shortage potentially there. So we have the folks lined up to do the work that need to get us to where we need to be from a benchmark standpoint.

And those customers or potential customers of 1.2 million homes, they either have no broadband service available today or maybe 1.5 meg or so. So it will be a tremendous upgrade for them to get to 10 meg down and 1 meg up and we believe that it will allow us to be able to add customers in those areas where we’ve done note by note analysis and construction in the past, just text with door hangers can basically get you to 30%, 40% penetration fairly quickly because of the pent up demand.

Jennifer Fritzsche:	Got it. Sunit, on your business, we talked about the low end. There’s been some chatter that there’s been less demand for a dedicated VPN given the rise and the new buzzwords, SD-WAN, not a new buzzword for you but probably more for this audience. Are you seeing any of that? Is that something to worry about the down the line? What are your thoughts?

Sunit Patel:	Yes, so SD-WAN is software defined by the networking. As we look at the market over the next three, four, five years, we think it moves more in the direction of smaller locations, people generally buying high-speed internet access and for larger locations, needing more complex level services. But essentially, with any kind of broadband connection, small or large, you can have a lot of services. One example for a software type service is voiceover IP, which we’ve been a pioneer in and we’ve seen a lot of take up in that, or E911 type services. So in general, we see the market going in that direction. We see that as positive. The point is that as people move in that direction, they still need larger pipes just given the demand backdrop for all the various reasons we’ve talked about.

The benefit for us, actually, is that you can configure a service on the fly, if you like, with customers because it’s all software driven. So the provisioning cycles, the customer experience issues, customers can do some of this themselves. So I think it’s an exciting development that the industry is working on and I think that there will be a lot of benefits but they’re not just — to customers, it also drives big productivity improvements within companies like us. So we think it’s going to move more in that direction.

Sunit Patel:	So you don’t worry since there’s been AT&T and Verizon spending less on the core. You’re not seeing — if anything, it’s actually maybe helping you for the initiatives we talked about?

Sunit Patel:	Yes, in essence, everyone needs more bandwidth connectivity, whether it’s to the enterprise or the phone at home. That part is not changing so I think the infrastructure we have as a combined company, with that being our core focus, puts us ahead of quite a few other people. And then the software defined or SD-WAN technology/service, we view as a plus plus for both our customers and us internally.

Jennifer Fritzsche:	You talk about international and it sounds like nothing with this marriage changes that desire to build there. I think a lot of us, me included, we’re looking to Europe for you guys — for you to do something in Europe. How do you look at the international side? We just had Interaction here. It seems like the runway in Europe is longer right now because they’re behind the U.S. in terms of cloud adoption, datacenter, even — pick your poison. How do you think of — if you are looking at your geographic regions, where you’d like to beef up, is it Europe?

Sunit Patel:	As Stewart pointed out, I think the size of the platform we have as a combined company really allows us to do, over time, obviously we have to get through closing and some level of integration, but over time allows us to pursue larger opportunities outside the U.S. And the more we want to try and get market share with our large customers, who operate in many geographies around the world, I think that makes sense for us and I think it positions us better. Obviously, tough to do much in the short term, but when you look at 2018 going forward, just the sheer size of the platform we’ll have should allow us to better drive that.

Stewart Ewing:	Agree.

Jennifer Fritzsche:	If you look at — maybe Stewart for you — kind of back to the regulatory question, because just a lot has changed. I put these questions together before Tuesday night and one of the thoughts I had was BDS and special access reform, which is an interesting topic because you’re on both different sides of it, right.

Stewart Ewing:	We are. We’re on the same side now.

Jennifer Fritzsche:	Exactly. But I mean you are a special access receiver. You are a special access payer. It was supposed to be on the agenda in the November meeting. Who knows. Are you feeling — what is your thoughts on special access business data services?

Stewart Ewing:	So we still believe business data services regulation is the wrong direction for the FCC to move in. We feel like that they’re going there. We feel like there’s, one, plenty of competition in that marketplace and you can see that just with the competitors that we’ve had for the fiber to the tower builds and the competitors that we have for Ethernet services. The fact that our wholesale DS1s and DS3s are declining because people are moving from there to Ethernet and they’re not choosing us as a carrier. They’re going with a cable company. They’re going with a CLAC in the area.

So there’s plenty of competition. The data that the FCC is using is flawed because it’s old and the cable companies acknowledge that as well. So we believe it’s bad policy and we are hopeful that with the change in the election that it will basically kick the can down the road, be asked to the new commission and basically that commission recognize that less regulation is better than more regulation.

I mean, look, if you want to regulate us, regulate the cable companies too. We just want a level playing field and that’s all we ask for. We’re willing to compete head’s up and just want a level playing field and not have the onerous regulations that tie our hands.

Jennifer Fritzsche:	And in some ways could you argue the genie is already out of the bottle. The FCC accomplished what they wanted to do by — in the areas where there is competition, companies like you, AT&T have already responded. But in areas where there is no competition, there’s still cost to doing that, carrying that service.

Stewart Ewing:	You could, but they’re alternatives to the DS-1s and DS-3s in more rural areas with respect to at least the wireless companies, potentially using wireless backhaul and I mean, our rates are even coming down in the rural areas too. So our concern about BDS really to a certain extent is it’s not going to be good — it’s not going to spur investment. In fact, it’s going to restrict investment because if the cable companies, if the wireless companies and others can buy at essentially lower than what our cost is to construct, the plant then basically over time, that plant will go away because we won’t invest. And the wireless carriers won’t invest either because they’ll be able to buy from us at a rate that’s lower than what our costs actually are.

So from our standpoint, again, it’s bad policy for consumers and consumers in the long run will suffer. I was in Montana during the summer and there are areas out there where basically I didn’t have cell coverage, but you look along the fencerow and basically they’re pedestals standing up straight. Those pedestals will be there as long as we can really provide service and get adequately compensated for service in those rural areas.

But when those pedestals fall down and they’re gone, no one will invest in those areas to provide service to those people. There are a few houses scattered out there, few and far in between, but again, not really good access to wireless service and we’re the only provider out there.

So I think the FCC needs to recognize that and recognize it basically with their policy, they’re going to restrict investment and they’re going to make it to where there are haves and have nots in terms of communication services between rural areas which really hurts economic development in those areas and urban areas.

Jennifer Fritzsche:	Got it. BDS for Level 3, I mean this is kind of a (inaudible).

Sunit Patel:	So in summary, it’s a negative for them. It’s a positive for us and it kind of offsets it and it’s not meaningful in the scheme of things. But I do agree that in general, we do need less regulation unless they (inaudible) market power, but less regulation. That’s the way things have been going and level playing field.

Jennifer Fritzsche:	And together, I guess can you remind us if you’d be a net payer or net receiver of BDS?

Stewart Ewing:	We haven’t really gone through all the calculations yet, but probably still a net receiver.

Jennifer Fritzsche:	Got it. Stewart, if I could ask — I had to ask this of all the RLACs. This is a hard question but I guess there is this view of the world right now that is the high dividend paying model, leveraged business model sustainable for an investment meeting asset? And some would say that you had hall pass, why not reevaluate the dividend or the size of the dividend last Monday. How do you think of the dividend right now? Because the payout ratio together, it does go down nicely but over time, like the way we have it closing in 2018, we still it north of an 82% payout ratio. We assume no revenue synergies so that’s, to be fair, we’re being conservative in that way.

But how do you think about — it’s a bigger picture question really for you and all the RLACs here.

Stewart Ewing:	So our view is the dividend is important to our shareholder values. I think it will become important to the Level 3 shareholder values after we close. I mean we’re committed to the dividend. We believe that we can grow our way to more coverage of the dividend with the cash flows that the combination generates. But ultimately, in order to sustain the dividend, you have to turn the topline and you have to turn EBITDA and start growing EBITDA.

And basically, what we’ve said is we don’t mind the dividend payout ratio creeping up, as long as we see a path to EBITDA stability and growth. And you can’t cost cut your way there. You have to get to revenue growth eventually and we believe this transaction will do that for us over time.

So we think, again, the dividend is an important part of what we provide to our shareholders. Did we have a chance to reevaluate it as part of this process? We thought about that. We talked about that but hard to convince the Level 3 folks the currency that they were actually receiving if a dividend cut were in the works in part of that process.

So from our standpoint, weren’t able to do that as part of this process, although we thought about it and talked about it. But again, because of the increased coverage that we’ll have as a result of the synergies, as well as the cash tax decreases that we’ll see and the growth that we expect to see, we don’t think we need to cut the dividend to make this work.

Sunit Patel:	Fundamentally it changes the CenturyLink trajectory from a revenue growth perspective, EBITDA growth perspective and you (inaudible) the synergies and tax benefits over the next years. So when you stand back and look at it, we didn’t really have to touch it and it becomes pretty healthy. So we felt comfortable with it.

Jennifer Fritzsche:	And Sunit, as you look in your new role with the combined assets, I mean one of the things we’ve talked so much about at Level 3 is the strong contribution margins, the follow through to that gross margin, even EBITDA. As you look at the combined assets, is that something you’ll still be able to say to us in 2018?

Sunit Patel:	Yes, I think as you know, we’ve talked about on the enterprise side, 60% I think about EBITDA margins. I think with a combined network footprint and the synergies, we’ll be doing way north of that in the synergies. But when you look beyond that, there’s absolutely no reason why we can’t drive those kind of incremental margins just given the facilities footprint. And we generally feel that you do well both from winning new business when you’re pursuing business that is generally mostly on your own network. And with the size of the combined company that becomes easier.

Stewart Ewing:	And with the connectivity that we have in the areas where we’re the [ILAC], it will — should increase significantly the margins that Level 3 is able — the incremental margins at least because they won’t be paying a third party for access. Now, most of their business is on net but to the extent that it’s not and we’re able to complete that connection for them, basically that’s a synergy that we get between the two of us.

Jennifer Fritzsche:	That’s what I think is so interesting about this deal. I mean we’ve been through most of this conference, AT&T, Verizon, T-Mobile, Sprint are all talking about the need for fiber and it’s not just in their wireless, but two big ones. So it just seems like to have most of that asset, it becomes really interesting.

Stewart Ewing:	Building out 5G networks, if that’s where the wireless carriers go, we will be an obvious partner in terms of the fiber that we had in the cities as well as out in the rural areas. So we should be able to work very closely with them to help expand their networks and help expand their capacity.

Sunit Patel:	From our perspective, I was quite excited to hear how many towers they’ve connected with fiber. I think the number was —

Stewart Ewing:	24,000.

Sunit Patel:	24,000. And so I think that given that they had that kind of capability with our fiber footprint and theirs, it should allow us to be a bigger player in that part of that private market that involves connectivity.

Jennifer Fritzsche:	The wireless infrastructure part of it. Interesting. Okay.

Stewart Ewing:	They always point out that wireless means less wire. It doesn’t —

Sunit Patel:	Just a little less wire, but mostly wire.

Jennifer Fritzsche:	I might argue the opposite actually with the growth in wireless, to me it seems like the plumbing really matters and that 90% of the traffic is really carried over a wired network.

Sunit Patel:	I would say 99.9% of the distance (inaudible) for a wire.

Stewart Ewing:	The objective is to get it to a wire as quickly as possible because basically it’s so much more efficient and has so much more bandwidth and you’re not using the valuable spectrum that you have to carry that traffic.

Jennifer Fritzsche:	Well, we have a standing room only here so I’m sure people want to ask you some questions. Caitlyn has a microphone because I know we’re webcasting. We have some questions. David?

Unidentified Audience Member:	I just wanted to ask about the timing of the financing and Sunit, you and Stewart both have talked about simplifying your capital structure over time. This transaction introduces a new layer of complexity. So just curious how you’re thinking about the Level 3 capital structure as we go forward.

Sunit Patel:	Sure. As you saw from the transaction, there is a fair amount of capital to raise between now and closing. So we didn’t want to make that amount of raise any larger than we needed to. So keeping the Level 3 debt and layering intact made sense to both of us. Obviously, to your point, that does come with complexity in terms of additional reporting entities that we’ve got to file financial statements on.

So I think that over time, we still want to make sure we continue on that march to simplify the capital structure as the credit profile from a leverage perspective is improving over the next few years. So I think that that will continue to be the objective. In the near term, between now and closing, what we’ve outlined we believe is the right pathway to get through to closing on the transaction, raise the acquisition funding we need to, but still after that, stay focused on how we can simplify the capital structure as the debt to EBITDA improves.

Stewart Ewing:	And in terms of the timing of the financing, I mean we’ll look to finance earlier rather than later in the process. There is a demand feature in terms of — a securities demand feature in terms of the timing but we would expect us to be in the market potentially some time in second quarter and raise some of the money, put it in escrow, not try to wait until the last minute to raise all the money so that we’ll basically be able to hopefully get a little bit better pricing throughout the financing period.

Jennifer Fritzsche:	Any more questions? Could I just ask as we — that you’ve both lived through a lot of acquisitions and a lot of M&A. I mean I think if we — I was sitting here October 26, I would have said, oh, I think the RLAC will roll up and maybe Level 3 will be a part of a cable company. The world is not (inaudible) out like I thought. So how would you think of — more Stewart for you — the RLAC land? Do you still see rolling up there? I mean as you look —

Stewart Ewing:	So I don’t know. I mean we’ve, for the last several years since the Qwest acquisition, which gave us scale, we basically have put RLACs more or less on the bottom of the list in terms of the opportunities that we would pursue. We’ve never said that we would never pursue that but we’ve also said that where we have to get to and where you have to get comfortable with if you’re going to roll up the RLACs is you have to get comfortable with revenue growth. Because basically, you can’t continue to cut costs to prosperity. You have to be able to grow revenue.

So our focus has been basically on the datacenter business, on Savvis, which we didn’t execute so well on.

Jennifer Fritzsche:	You’ve got a great multiple now.

Stewart Ewing:	We had a good multiple on the datacenter sale, which is about half of the revenue associated with the Savvis acquisition. We’ll close that probably in the first quarter is what our expectations are. But we’ve been focused more on the opportunities that will help us grow revenue and help us grow our cash flows over time. And we’ve talked about being focused on fiber and we’ve not really been able to execute on anything until this transaction. But this transaction we feel is right and it was — the timing was good for us and with the synergies that we can get and the tax benefits that we can get, we think that it was good to do this transaction sooner rather than later for both of us actually.

Jennifer Fritzsche:	And as you look at kind of — I mentioned Verizon, AT&T. I didn’t mention cable and reading all the notes coming out of the L.A. Cable Show, it was fiber, fiber, fiber, need for more fiber, pushing fiber closer to the home. How do you see your role versus cable here? They haven’t made it up the half of the enterprise pyramid, but do you feel you have the assets to compete with them?

Sunit Patel:	Yes. So to Stuart’s point, when he said that timing was good for both of us, I think this combination allows us not just to hopefully accelerate our gain in market share from the two big guys, but also allow us to compete more effectively against the cable sector because we will have a larger critical mass of business and capability with small and medium sized businesses. We’re going to be long on favorite of fiber and we will have the investing profile to keep enhancing that. So we think that that’s all positive and should benefit us vis-a-vis the cable sector.

And then also they’ve talked about going upstream and we think that just the network footprint we have, we should be able to win more than our fair share of business in a profitable manner.

Stewart talked about being a low cost provider, so when you look at us on a combined basis, it changes how we can compete against.

Jennifer Fritzsche:	And a lot of those, again, fiber — some called it fiber (inaudible) out wasn’t before, you signed a lot of IRUs where you’re the holder of that IRU where prices maybe would be lower than they would be today. As those come up for renewal, is that an opportunity in your seat that you — there is revenue leverage there?

Sunit Patel:	Yes. There is a well-defined market for fiber and so we would expect that when any of those IRUs come up for expirations, we would expect to renew them with our customers and yes, it would be a new revenue stream.

Jennifer Fritzsche:	And maybe at a better price point, right. Or yes, it depends. Oh, we have one question in the back.

Unidentified Audience Member:	Just Level 3 strategy seems as a standalone business to somewhat be kind of growing deeper and denser, acquiring assets like TW, which helps you do that. Is that still going to be part of the strategy as a combined business and sort of how would you accomplish that with new capital structure constraints and the multiple of your currency?

Sunit Patel:	So I think in summary, this company is going to have a fantastic footprint in North America. So the need to do more in the U.S. might not be as strong, meaning there won’t be too many things that will be additive, per se, whereas outside the U.S., there continues to be a lot of opportunities.

In the near term, the focus is really on closing and integration so there won’t be a near term focus over the next couple of years, but after that, certainly open us up again for new opportunities.

Jennifer Fritzsche:	Great. Why don’t we end it there? Thank you both very much.

Stewart Ewing:	Thank you. We appreciate the opportunity to be here.

Forward Looking Statements

Except for the historical and factual information contained herein, the matters set forth in this communication, including statements regarding the expected timing and benefits of the proposed transaction, such as efficiencies, cost savings, enhanced revenues, growth potential, market profile and financial strength, and the competitive ability and position of the combined company, and other statements identified by words such as “will,” “estimates,” “expects,” “projects,” “plans,” “intends” and similar expressions, are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, many of which are beyond our control. Actual events and results may differ materially from those anticipated, estimated or projected if one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect. Factors that could affect actual results include but are not limited to: the ability of the parties to timely and successfully receive the required approvals of regulatory agencies and their respective shareholders; the possibility that the anticipated benefits from the proposed transaction cannot be fully realized or may take longer to realize than expected; the possibility that costs or difficulties related to the integration of Level 3’s operations with those of CenturyLink will be greater than expected; the ability of the combined company to retain and hire key personnel; the effects of competition from a wide variety of competitive providers, including lower demand for CenturyLink’s legacy offerings; the effects of new, emerging or competing technologies, including those that could make the combined company’s products less desirable or obsolete; the effects of ongoing changes in the regulation of the communications industry, including the outcome of regulatory or judicial proceedings relating to intercarrier compensation, interconnection obligations, access charges, universal service, broadband deployment, data protection and net neutrality; adverse changes in the combined company’s access to credit markets on favorable terms, whether caused by changes in its financial position, lower debt credit ratings, unstable markets or otherwise; the combined company’s ability to effectively adjust to changes in the communications industry, and changes in the composition of its markets and product mix; possible changes in the demand for, or pricing of, the combined company’s products and services, including the combined company’s ability to effectively respond to increased demand for high-speed broadband service; the combined company’s ability to successfully maintain the quality and profitability of its existing product and service offerings and to introduce new offerings on a timely and cost-effective basis; the adverse impact on the combined company’s business and network from possible equipment failures, service outages, security breaches or similar events impacting its network; the combined company’s ability to maintain favorable relations with key business partners, suppliers, vendors, landlords and financial institutions; the ability of the combined company to utilize net operating losses in amounts projected; changes in the future cash requirements of the combined company; and other risk factors and cautionary statements as detailed from time to time in each of CenturyLink’s and Level 3’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”). There can be no assurance that the proposed acquisition or any other transaction described above will in fact be consummated in the manner described or at all. You should be aware that new factors may emerge from time to time and it is not possible for us to identify all such factors nor can we predict the impact of each such factor on the proposed transaction or the combined company. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this document. Unless legally required, CenturyLink and Level 3 undertake no obligation and each expressly disclaim any such obligation, to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information

CenturyLink and Level 3 plan to file a joint proxy statement/prospectus with the SEC. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the joint proxy statement/prospectus and the filings that will be incorporated by reference in the joint proxy statement/prospectus, as well as other filings containing information about CenturyLink and Level 3, free of charge, at the website maintained by the SEC at www.sec.gov. Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, free of charge, by directing a request to CenturyLink, 100 CenturyLink Drive, Monroe, Louisiana 71203, Attention: Corporate Secretary, or to Level 3, 1025 Eldorado Boulevard, Broomfield, Colorado 80021, Attention: Investor Relations.

Participants in the Solicitation

The respective directors and executive officers of CenturyLink and Level 3 and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding CenturyLink’s directors and executive officers is available in its proxy statement filed with the SEC by CenturyLink on April 5, 2016, and information regarding Level 3’s directors and executive officers is available in its proxy statement filed with the SEC by Level 3 on April 7, 2016. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.